Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period to 3 May 2018

1 May 2018	Total Voting Rights
10 April 2018	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

12 April 18:	National Grid Pre-Close update to 2017/18 Technical Guidance

13 April 18:	Appointment of Joint Corporate Broker

19 April 18:	Board Change

1 May 18:	Agreement for the potential sale of remaining 25% interest in Cadent Gas